May 26, 2016

LEE POLSON
(512) 499-3626
Lee.Polson@strasburger.com

Via Federal Express
Jennifer Gowetski
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Rich Uncles NNN REIT, Inc. Amendment No. 9 to Registration Statement on Form S-11 Filed May 26, 2016 File No. 333-205684

Dear Ms. Gowetski:

Rich Uncles NNN REIT, Inc. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated May 25, 2016, relating to the above-referenced filing. We have repeated the text of your comments below and followed each with our response. Further, on May 26, 2016, the Company filed Pre-Effective Amendment No. 9 to its Registration Statement on Form S-11 (“Amendment No. 9”), containing the revisions described below. Our responses below refer to Amendment No. 9, and we enclose five paper copies of Amendment No. 9, marked to show changes from Amendment No. 8 (filed May 23, 2016).

Prospectus Cover Page

1.	We note your response to comment 2 of our letter, and we reissue the comment in part. Please remove the statement that your “goal is to generate a relatively predictable and stable current stream of income for investors and the potential for long-term capital appreciation in the value of [y]our properties,” which may be more appropriate in the summary.

Response: We revised the cover page to Amendment No. 9 accordingly.

Jennifer Gowetski
May 26, 2016

Management

Executive Officers and Directors, page 41

2.	We note that you have included Jean Ho, as your Chief Financial Officer, in the table on page 41. Please revise your disclosure to provide the biographical disclosures required by Item 401 of Regulation S-K with respect to such officer. Additionally, we note that you have added a signature for Jean Ho as Chief Financial Officer to the signature page of the registration statement, but you continue to identify Harold Hofer as the Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer. Please advise us whether you consider Jean Ho to be your principal financial officer and/or principal accounting officer and, if so, revise your signature page accordingly.

Response: We have revised Amendment No. 9 to include the biographical disclosures required by Item 401 of Regulation S-K with respect to Jean Ho, a copy of which appears below. We have also revised the signature page to Amendment No. 9 to indicate that Ms. Ho is the Company’s Principal Financial Officer and Principal Accounting Officer. See pages 42 and II-5. Ms. Ho’s biographical information states as follows:

“Ms. Jean Ho. Ms. Ho is our Chief Financial Officer, having joined our sponsor in January 2016. Ms. Ho is also an adjunct professor of taxation at California State University, Fullerton’s Graduate School of Accounting. From 2010 through 2015, Ms. Ho served as the Chief Operating Officer and Chief Financial Officer of Soteira Capital, LLC, a southern California-based, registered investment adviser with approximately $250 million under management that serves investment companies, pooled investment vehicles, pension and profit sharing plans, high net worth individuals, private foundations, and charitable organizations. Prior to her service at Soteira Capital, LLC, Ms. Ho served as the Chief Financial Officer of MKA Capital Advisors, LLC, a sponsor and manager of an approximately $750 million private real estate investment fund, and, prior to that, as a Director at BridgeWest, LLC, a $500 million family office. Prior to entering private practice, she was employed by KPMG, specializing in real estate, financial services, and personal financial planning. Ms. Ho has also been a member of the California State Bar since 1996 and a licensed Certified Public Accountant in California since 1992.”

Jennifer Gowetski
May 26, 2016

Prior Performance

Table III — Operating Results of Prior Programs, page 82

3.	We note your response to comment 8 of our letter. We continue to believe that you should revise your disclosure in the table on page 82 to identify the source of cash distributions from return of capital (capital reserves). Please revise accordingly.

Response: We have revised Amendment No. 9 to include a footnote to Table III for Nexregen Firewheel Real Estate Investment Trust on page 82, stating that the source of cash distributions from the entries labeled “return of capital (capital reserves)” was Nexregen Firewheel Real Estate Investment Trust’s working capital reserves funded from offering proceeds. See page 83. The new footnote states as follows:

“Cash distributions from working capital reserves funded from offering proceeds.”

We trust that the foregoing information adequately responds to your comments. If you have additional questions or comments, please contact me.

Very truly yours,

/s/ Lee Polson
Strasburger & Price, LLP